Filed by Energy Partners, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stone Energy Corporation

Commission File No.: 1-12074

C O R P O R A T E     P A R T I C I P A N T S

T.J. Thom

ENERGY PARTNERS LTD - IR

Rick Bachmann

ENERGY PARTNERS LTD - Chairman & CEO

Phillip Gobe

ENERGY PARTNERS LTD - President & COO

Dina Bracci

ENERGY PARTNERS LTD - Controller

John Peper

ENERGY PARTNERS LTD - EVP, General Counsel & Corporate Secretary

C O N F E R E N C E     C A L L     P A R T I C I P A N T S

Larry Busnardo

Petrie Parkman & Co. - Analyst

Neal Dingmann

Pritchard Capital - Analyst

Ron Mills

Johnson Rice & Company - Analyst

David Khani

Friedman, Billings, Ramsey - Analyst

Rick Weber

Jefferies - Analyst

Paul Choo

Steadfast Financial - Analyst

Adam Leight

Credit Suisse - Analyst

Simon Baulk (ph)

McCay - Analyst

P R E S E N T A T I O N

Operator

Good morning my name is Melissa and I will be your conference operator today. At this time I would like to welcome everyone to the Energy Partners second quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer session. [OPERATOR INSTRUCTIONS] Thank you, Ms. T.J. Thom, Director of Investor Relations, you may begin your conference.

T.J. Thom - ENERGY PARTNERS LTD - IR

Good morning, everyone and welcome to to Energy Partners second quarter 2006 earnings conference call. Joining me today from EPL are Rick Bachmann, Chairman and CEO; Philip Gobe, President and COO; Dina Bracci, Controller; John Peper, Executive Vice President , General Counsel and Corporate Secretary; Javan Ottoson, our Senior Vice President of Drilling and Engineering; Rodney Dykes, our Senior Vice President of Production; and Tom DeBrock, our new Vice President of Exploration are on the call and will be available to answer questions. Rick will begin today’s call with a review of second quarter results and highlights. Rick will also provide an update on the progress of the acquisition of Stone Energy. Phillip will review some of the operational details and give a preview of our activities for the remainder of the year. Dina will go into details of our financial results of the quarter and I will provide updated guidance for the remainder of the year as it pertains to EPL. Rick will then wrap up with some closing comments.

First we need get the administrative details out of the way with our Safe Harbor Statement. Forward-looking statements made during this call contain information regarding EPL and Stone that is intended to be covered by the Safe Harbor forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release that address activities events or developments that EPL or Stone expects believes or anticipates will or may occur in the future are forward-looking statements. These statements — these include statements regarding the completion of the proposed merger, effective integration of the two Companies, reserve and production estimates, oil and natural gas prices, the impact of derivative position, production expense estimates, cash flow estimates, future financial performance, planned capital expenditures and other matters that are discussed in the EPL and Stone’s filings with the SEC. These statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to EPL and Stone’s filing with the SEC including each Company’s form 10-K for the year ended December 31, 2005 for a discussion of these risks.

EPL and Stone have filed a preliminary joint proxy statement/prospectus and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the definitive joint proxy statement/prospectus when it becomes available because it will contain important information regarding EPL, Stone, and the acquisition. A definitive joint proxy statement/prospectus will be sent to security holders of EPL and Stone seeking their approval of the acquisition. Investors and security holders are urged to read the joint proxy statement prospectus and other relevant materials when they become available before making any voting or investment decisions with respect to the proposed acquisition.

I will now turn the call over to Rick for his comments.

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Thank you, T.J., and good morning. We are happy to be with you this morning to discuss our second quarter results and our outlook for upcoming operational activities. We’re also pleased to have the opportunity to provide you with an update on the progress of our merger with Stone Energy which is set to close early in the fourth quarter of this year. Starting with our financial results, net income available to common shareholders for the quarter was $12.6 million or $0.31 per diluted shares. Revenue reached a record high of $121.2 million, discretionary cash flow was very strong at $98.5 million, up 28% from the same period a year ago. Cash flow from operations came in at $111.1 million, up 48% from the second quarter of 2005. This cash flow is near our record highs of last year, and is an indication that our production levels came back up significantly in the second quarter, reaching a new record high for our Company of 28,117 barrels of oil equivalents per day. In addition to strong oil and gas prices during the second quarter, we also recorded $10.6 million in claims under our business interruption insurance coverage. Dina will go into more detail on the other income statement components.

As expected this has been a busy first half of the year for us in terms of ramping up production and exploratory drilling activity. We are pleased to report that we are on target to meet our annual production — production guidance of 28,000 to 30,000 BOE’s per day and have achieved an exploratory success rate year to date of 71%. Phillip will cover, in some more detail, the progress of our exploration program but the announcement today of an additional discovery at East Cameron 46 makes year to date we have 12 discoveries, that is 17 exploratory successes. We are also [succe] — we are also excited that our successes include not only shelf and on-shore discoveries, but our two successes in the deep-water Gulf of Mexico, an area we just entered earlier this year through our agreement with Noble Energy. With approximately 60% of our $360 million drilling budget spent in the first half of the year, two wells currently drilling, and 10 wells scheduled to drill before year end that include four high-potential wells, we are very pleased that we have been able to stay focused on our exciting 2006 balanced drilling program, at the same time as we negotiated and are working to quickly complete our acquisition with Stone Energy.

I would now like to update you on the progress of that acquisition, which we announced earlier this summer. We are happy to report we have made significant progress since we last spoke to you about that transaction. We have filed our preliminary joint proxy statement with the Securities and Exchange Commission. We have also filed and received clearance on the Hart-Scott-Rodino Antitrust Improvements Act. With these steps taken we feel comfortable reiterating that this transaction should close early in the fourth quarter. We have formed integration teams that continue to work closely with the management and employees of Stone to develop consolidation plans to ensure smooth and speedy integration upon the close. We remain very excited about the many benefits of this combination in terms of creating opportunities for both Stone and EP — EPL shareholders and employees.

In terms of acreage, we will significantly increase our Gulf of Mexico and on-shore Gulf Coast positions. We will also gain a meaningful and low-cost entry point in several of the most attractive basins in the Rocky Mountains and Williston Basins. In addition to significantly enhancing and diversifying our portfolio of properties, the acquisition of Stone creates operational and administrative synergies that will result in significant cost savings and enhance our ability to compete in all areas of our operations. It also gives us the opportunity to augment EPL’s experienced operating, technical, financial, and administrative staff. The combined Company will take the best that both EPL and Stone have to offer, giving us the ability to accelerate our growth strategy and we believe deliver considerable value for the shareholders of both Companies. Upon the close of the transaction, we recognize that the combined Company will be more leveraged than EPL has traditionally been. And we are fully committed to a meaningful debt reduction plan, with the intended result being that no more – that we will be no more than 50% debt to cap by the end of 2008.

As we described in the S4 filing, we will immediately address debt reduction with the disposition of non-strategic properties of the combined Companies. We anticipate beginning this process fairly shortly following the close of the transaction. We are currently developing plans for our 2007 post merger capital expenditure budget, which we expect to be approximately $625 million. This level of spending will allow us to drill a number of exciting opportunities that we see in our projected combined prospect portfolio, and at the same time enable us to use a very meaningful portion of the projected combined cash flows for 2007 and 2008 of approximately $700 million to pay down debt. We understand that protecting our projected cash flow is important so we have recently finalized our plans to implement a significant hedging program consisting of the combination of carefully designed swaps, collars, and puts. Our strategy is to hedge up to 80% of the combined production through 2008 implemented through a coordinated positioning with Stone to provide significant down side protec — protection and substantial upside participation in the market. The program is also designed to mitigate hedging during the hurricane season. And while the instruments are simple, at least a portion of the hedges are not intended to qualify for hedge accounting treatment. The program has already begun with Stone recently putting on new oil hedge positions of 3,000 barrels a day through 2008, bringing their total hedge position to 6,000 barrels per day for 2007, and 3,000 barrels per day in 2008.

With that, I will turn the call over to Phillip to go into more detail on the operations during the quarter and with a look at the rest of the year. Phillip?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

All right. Thank you, Rick, and good morning, everyone. As Rick mentioned earlier this has been a particularly busy first half of the year. Let me begin on the Production side of the business. In the first four months of the year we initiated production from prior year discoveries at East Cameron 111, Eugene Island 141, South Marsh Island 192, and North Padre Island 913. And as we updated you during our first quarter conference call the South Timb 41 B2 development well, a high rate gas well and Eugene Island 277 A3, a high-rate oil well also began production in the month of April. We also made significant progress in restoring remaining shut-in production from last year’s storm season. Restoration efforts continue primarily at our East Bay field and Bay Marchand with approximately 1100 barrels of oil equivalent per day of storm shut-in production still remaining to come on.

While progress is being made, it is slower going for the last bit of production, and we expect that this production will not fully be restored until the end of the third quarter.

As many of our peers have experienced in the Gulf, a number of the projects that were scheduled for completion in the third quarter are now looking like they will begin contributing late in the third quarter and into the fourth quarter. Based on this combination of factors, we expect third quarter production to most likely be flat to second quarter with the latter part of the third quarter continuing to ramp-up to new Company production highs by the fourth quarter. Our production build-up will include development drill wells, workover programs, as well as prior year and recent discoveries. Currently an active workover program is ongoing at South Timbalier 26, 100% working interest field where wells traditionally make high oil and gas rates. We have two prior year discoveries at Eugene Island 277, the number four, and number five wells that have experienced platform construction and installation delays and have been pushed into the early fourth quarter start. In addition we’ll have some positive annual production impact mainly in the fourth quarter from more recent discoveries, namely at West Cameron 176, West Cameron three, and East Cameron 268, Bay Marchand, as well as from a recent discovery in East Cameron 46, that I will cover in a moment.

Finally the South Timbalier 42 #1 well, a 2005 discovery, and South Timbalier 42 #2, a recent success will begin production concurrent with the start-up with the new permanent platform. T.J. will give greater detail on our guidance for production in the third quarter, but as Rick mentioned with all of that is occurring we are still comfortable that we will still be at our annual guidance of 28,000 to 30,000 barrels of oil equivalent per day.

With the news of a couple of new wells set to come on line in South Timbalier 41/ 42, I would like to take a moment to review the permanent platform installation currently in progress in the field. Fabrication of the topside for the permanent platform for South Timb 41/ 42 complex is completed and loaded out and weather permitting will be towed to location, actually beginning today. Installation and commissioning will occur over the next several weeks requiring approximately seven days of downtime involved in the cut-over from the MOPU to the permanent facility. The expectation to begin producing the — through the facility by early September. With the initiation of the South Tim 42 number one and the South Tim 42 number two set to come on line the field will have a total of seven gas and oil wells producing and we will maintain production flexibility through routing production through the permanent facility and if necessary through our adjacent South Timbalier 26 field in which we hold 100% interest. As a reminder at South Timbalier 41/ 42, we hold 60% working interest.

On the Exploratory side of the business, as Rick mentioned, for year to date the Company has drilled 12 discoveries out of 17 exploratory tests, with eight discoveries — located on the shelf of the Gulf of Mexico two on shore in the Gulf Coast region, and two in the deep water Gulf of Mexico for an overall success rate of 71%. This includes a recent discovery on the shelf announced today, the East Cameron 46, A6 side track well which was a farm out from Stone. This moderate risk, moderate potential well drilled to a total depth of 8800 feet had encountered high quality natural gas pay in a single interval. The A6 side rack well is expected to be on line in the third quarter of 2006. Newfield exploration, the operator holds a 75% working interest in the well and EPL holds the remaining 25%. For the shelf and deep water we are have 10 discoveries out of 14 tests to date. For on shore South Louisiana with an exploratory dry hole at Bay Batiste, in which the Company held a 25% working interest, we have had two successes out of three exploratory tests so far this year. Currently we are drilling two development wells one each on the shelf and onshore. We are also currently drilling two exploratory tests, a high risk, high potential Lakeside prospect onshore in Cameron Parish, and a moderate risk, moderate potential East Cameron 109 number five well on the shelf. We plan to drill 10 more exploratory wells before the end of the year, four of which are high risk, high potential. One of the wells includes a deep water deliniation well in Mississippi Canyon 292 scheduled to begin in September or October. This moderate risk, but high potential well is the third deep-water well for us since the February announcement of our entry into the deep water Gulf of Mexico, with an agreement to acquire 25% working interest and 23 undeveloped leases with 13 identified prospects from Nobel.

As a quick recap of our lease sale results from March, EPL has been awarded a total of 10 leases out of 11 blocks on which the Company submitted the high bid at the March 2006 central Gulf of Mexico lease sale. These successful bids represent approximately 48,000 gross acres including two deep-water tracks as well as eight other areas on the Gulf of Mexico Shelf.

Our share of the lease bonuses for these lease awards total $7 million. Capital spending in the quarter was $115.2 million and $207.7 million for the first half of the year. We are satisfied at that point that we’re on track both in terms of spending and projects to meet our goal of around 30 exploratory wells within a $360 million capital budget. With that, I will now turn the call over to Dina to give you more detail on our finance.

Dina Bracci - ENERGY PARTNERS LTD - Controller

Thank you, Phillip and good morning, everyone. I would like to begin by going into more detail on our financial results for the quarter including production volume, pricing and expenses and then end with some comments on our balance sheet. After that T.J. will provide guidance for production and major expense items for the third quarter and remainder of the year. Net income available to common stockholders for the quarter was $12.6 million or $0.31 per diluted share. Discretionary cash flow, which is cash flow from operations before changes in working capital and before exploration expenses totaled $98.5 million in the second quarter, up 28% from last year’s figure of $77.2 million in the same period. Discretionary cash flow for the second quarter 2006 came in at $2.43 per diluted share. Comparing our reported numbers to first call estimates actual earnings of $0.31 per share was less than consensus of $36 — $0.36 per share while discretionary cash flow of $2.43 per share was ahead of consensus of $2.24 per share. It appears that higher than expected LOE and exploration expenses along with DD&A coming in around the high end of our guidance, were major factors contributing to the differences in earnings and cash flow estimates.

For the first half of the year, net income available to common stockholders was $27.4 million or $0.68 per diluted share. This figure represents a 27% decrease from net income available to common stockholders in the same period of 2005, which was $37.5 million or $0.95 per diluted share. Revenue came in at a record $121.2 million or 14% increase over second quarter 2005, revenues of $106.4 million which was augmented by $10.6 million in business interruption insurance recoveries. Since we have experienced delays in restoring storm shut-in production on properties where we received business interruption we expect these recoveries to still be significant, ranging from $9 million to $11 million for the third quarter. You will also note that we are carrying $73.5 million in other receivables, the vast majority of which relates to both property damage and business interruption insurance claims related to hurricane — hurricanes, Katrina and Rita that had not been collected as of June 30th, 2006.

As Rick mentioned earlier, second quarter production averaged 28,117 barrels of oil equivalent per day. That was comprised of 8,187 barrels of oil and a new record of 119.6 million cubic feet of natural gas per day. On the oil gas split, oil represented 29% and natural gas represented 71%. Price realizations were very good in the quarter averaging $61.72 per barrel of oil. A new record high for us and $6.90 per Mcf of natural gas with no hedging gains or losses incurred for the quarter. Those prices compared to second quarter, 2005 price realizations of $45.80 per barrel of oil, which is a 35% increase and $6.88 per Mcf of natural gas which is essentially flat.

I’ll now turn to our expenses for the quarter and six month period. Lease operating expense for the quarter was 17.1 million, excluding transportation charges or $6.69 per barrel of oil equivalent. This figure is higher than we guided you primarily because of the approximately $1 million or $0.39 per barrel of oil equivalent of expenses related to repairs that were not covered under insurance and it also included non-routine workover expenses associated with two well interventions. Taxes other than on earnings were $2.2 million or approximately 2% of our oil and gas revenues. This is under our guidance of 3% to 4% of revenues. Exploration expense was $22.8 million for the quarter higher than our guidance range of $15 to $20 million per quarter. I would like to point out this dry hole expense portion of our exploration expense in this quarter totaled $15.7 million of which the West Cam 25 well comprised majority at $8.5 million. Additional charges during the quarter included $3.9 million in seismic expense and $3.3 million in impairment of properties. The impairment included two undeveloped lease areas on the shelf.

Depreciation, depletion and amortization was $49.6 million for the quarter or $19.40 per BOE. This figure is just above our guidance range of $16 to $19 per BOE primarily due to production mix and rising oil field drilling related service costs. General and administrative expenses came in at $12.3 million which was slightly higher than our guidance range of $11 to $12 million. You may also have noted we incurred $2.8 million in other expenses in the second quarter which included non-cash charges for the write down of assets held for sale as well as an increase in the abandonment cost estimates for previously impaired assets.

Net interest expense for the third quarter was $4.7 million on a net basis, which was a slight decrease from $4.8 million in the previous quarter. We drew upon our bank facility to pay the $43.5 million breakup fee to Plains very late in the second quarter. We expect to generate free cash flow in excess of our capital spending over the rest of the year so we will likely reduce the amount of borrowing under our bank facility by year end. However, even with the assumption that we will partially pay down the revolver I would expect interest expense in the third quarter to increase from the levels seen in the second quarter to just over $5 million. Interest expense in the fourth quarter will depend on the timing of the closing of the Stone acquisition and any issuances of related debt. Income tax expense for the quarter was $7.1 million and the entire amount is deferred. The 36% rate for the quarter is the same rate we expect to see going forward. At quarter end we had $12.9 million in cash and $270 million in long-term debt which includes $120 million drawn on our bank facility. We have an addition $105 million of unused capacity with that credit facility, and our debt to total capitalization ratio currently stands at 38%.

I will now turn it over to T.J. to provide our guidance for the third quarter and full year 2006.

T.J. Thom - ENERGY PARTNERS LTD - Director of Investor Relations

Thanks, Dina. I will be taking you through our third quarter and full year guidance absent of the effects of the merger which is set to close in the fourth quarter of this year. As the merger gets closer, which will provide you with the effects on the fourth quarter, 2006, and guidance for the coming year. Starting with production volumes for the third quarter, we expect to average between 27, 500 — 27,500, and 29,000 barrels of oil equivalent per day, with the percentage of oil falling between 25 and 35%. We are still on track and comfortable with our annual production guidance of 28,000 to 30,000 BOE’s per day. As mentioned earlier, we are expecting production to continue to ramp-up primarily in the latter part of the third quarter and into the fourth quarter in areas such as South Timbalier 41 with some new contributions coming from 2005 and 2006 discoveries, workover and development drilling operations in areas such as East Bay and South Timbalier 26.

In regard to pricing, going forward we expect our price realizations to continue to be on par with Henry Hub for natural gas and $1.50 per barrel lower than WTI for oil excluding the impact of hedges. On the hedging side we have a bit less than 10% of our remaining forecast 2006 production hedged for natural gas and no oil hedges in place. All of the gas hedges we have in place are in the form of [costless] collars. Expect the levels for hedges in 2007 and 2008 to increase substantially in conjunction with Rick’s earlier discussion of our hedging program for the pending transaction. As always we will keep an updated schedule of our hedges on our website in the investor relations section.

Turning to expenses, for the remainder of the year we will remain keenly focused on keeping lease operating expenses within the prem — previous guidance range of $5 to $6 per BOE. We are comfortable with the higher LOE per BOE in the second quarter was attributable to some uninsured repairs and non-routine workovers and should not be experienced in the third and fourth quarters. Taxes other than on earnings should be within 3% to 4% of our revenue, and we expect that level to continue for the duration of the year. For expiration expenses, given the extense of exploratory program we have in front of us for the remainder of the year, I expect the costs to range between $15 and $20 million per quarter. Dina reported our DD&A rate was $19.40 in the second quarter. As expected the DD&A rate did fall significantly from our first quarter high of nearly $23 per BOE as we continue to bring on new production and restore volume shut-ins since last year’s storms. The guidance for our DD&A rate for the remainder of the year is a range between $17 and $20 per BOE each quarter. slightly higher than our previous range of 16 to 19 per BOE. Finally for G&A expenses we expect this line item to range between 12 and $13 million per quarter for the remainder of the year.

As a reminder we will post the guidance we gave you on this conference call to our website later today. With that I will turn the call back over to Rick for a few more comments and we will be happy to answer your questions at that time.

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Thank you, Phillip, Dina and T.J., I want to thank all of our staff that have worked very hard to get production levels up, keep the bit turning to execute on our exploratory program, and assist with this pending Stone acquisition. This is a very exciting time for us, and we are pleased that we will be able to get out to talk to you more about the acquisition in the coming weeks, and look for us to be at the Lehman Brother’s conference in New York the first week of September. We remain excited about the combined Company and the portfolio of opportunities that we will have the ability to execute on. One reason for this, is earlier this year we mentioned we had farm-outs from Stone, two of which we have drilled, both of which were successful. Phillip mentioned East Cameron 46 is one, and the other is disc — is the discovery at West Cameron 176. We hope this is one of the many examples of opportunities to come. One last note, I’m very happy to announce that Tom DeBrock has been appointed a new Vice President of the Company in charge of Worldwide Exploration. Tom is, those of you who have followed EPL for a number of years, is one of our longest employees and certainly someone who has contributed significantly to the success of the Company. With that, we will now be happy to take your questions.

Q U E S T I O N S     A N D     A N S W E R S

Operator

[OPERATOR INSTRUCTIONS] Larry Busnardo, Petrie Parkman & Co.

Larry Busnardo - Petrie Parkman & Co. - Analyst

Hi, good morning.

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Hi, Larry.

Larry Busnardo - Petrie Parkman & Co. - Analyst

Hi. You highlighted one of the high potential wells for the second half of the year. Can you go through the other three and just kind of lay out what — what the timing of those will be for the second half?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

Sure. Right now — well, obviously we mentioned Mississippi Canyon 292 deep water well. We’ll also be drilling a well in Vermillion 72 which will take place later in the year. We also have wells at South Tim 214, and, let me see. Oh, we with one on shore, which would be a well that we call Barracuda, and Lakeside is currently drilling as we speak.

Larry Busnardo - Petrie Parkman & Co. - Analyst

And what is the timing of —of Lakeside?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

Lakeside is currently drilling and I would expect over the next couple of weeks we might have a — a decision on the well.

Larry Busnardo - Petrie Parkman & Co. - Analyst

Okay. Looking at asset sales that you highlighted, Rick, I think with the Stone assets, obviously the onshore assets maybe the target of those I would assume, but in terms of the EPL assets, could you just give us maybe a run through of what you might be thinking in terms of those, what you would consider to be non-core?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Okay. Larry, let me be very clear when you say Stone onshore assets. We are very committed and excited about the Denver division, the Rocky and the Williston basins. Those are going to be left as is and are going to become a major part of our ongoing strategy and philosophy. In terms of the assets that are identified for disposition, they’re probably equally coming from the tail ends of the Stone as well as the EPL portfolios. Order of magnitude probably no more than 10% of the combined assets of the new Company.

Larry Busnardo - Petrie Parkman & Co. - Analyst

Okay. That’s good thanks — thanks for that. In regards to South Tim 41, 42, can you just remind me what the productive capacity is of — of that facility?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

The new facility will have a name plate on it for 100 million a day and 10,000 barrels of liquids per day. And again we’ll have alternatives to take any incremental production up to South Tim 26 as we mentioned.

Larry Busnardo - Petrie Parkman & Co. - Analyst

Okay, and when — when you first bring it [on] where do you think production could be initially, once— once it comes on?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

I would say north of 100 million a day equivalent, eight eighths.

Larry Busnardo - Petrie Parkman & Co. - Analyst

Okay. Lastly in regards to BI proceeds, do you expect, I think, did you say nine million a day in the third quarter?

Dina Bracci - ENERGY PARTNERS LTD - Controller

9 million total for the third quarter.

Larry Busnardo - Petrie Parkman & Co. - Analyst

9 million total for the third quarter. Are there any addition after that that you would expect.

Dina Bracci - ENERGY PARTNERS LTD - Controller

Maybe 1.5 million in the fourth. It cuts off October 15th.

Larry Busnardo - Petrie Parkman & Co. - Analyst

Thank you.

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Thank you, Larry.

Operator

Neal Dingmann, Pritchard Capital

Neal Dingmann - Pritchard Capital - Analyst

Morning all. Say are you all concerned as far as you mentioned the hedges, Rick, about going up and I think that makes lot of sense, what will the factors be as far that’s upcoming hurricanes given the high hedges, I mean, have you factored that in?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Well, one of the things that we — we talked about is in the past we — we have very much put hedges on and consistent with hedge accounting treatment. I think we, like other companies, have looked at ways that would protect us a little bit more, but would not qualify for hedge accounting treatment. In the past we’ve done zero cost collars. Look for us to do some puts, particularly during the hurricane season with a lower amount of cost of collars, but there are also some new derivatives like three-way producers, and put-spreads, other things that we’re clearly going to be looking at.

Neal Dingmann - Pritchard Capital - Analyst

Okay. And turning over to the Stone properties, do you all think right now — I mean is there a chance in the next quarter, two quarters, three quarters that once you see more and more of this information that you’ll decide to — they would become more active on these properties in the coming quarters, or has that already looked at pretty fully?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

Well, it— it’s hard to judge. I mean, we— we have been over— and I’ll say just looking at their largest 10 fields, we have been over there recently. We see a lot of opportunity there. Clearly, we’re going to have more inventory than we can deal with between ours and theirs, and I think it’ll just have to shake out in term the best return for the dollar we invest, but certainly Stone is going to contribute a substantial part of that inventory. But it’s too early to say until we get into the ranking process of the various prospects. We have seen enough to know we have some very good opportunities that will certainly compete more favorably than things that we currently have in our inventory.

Neal Dingmann - Pritchard Capital - Analyst

Okay. And then, lastly what are you all seeing currently in terms of rig and service cost? And sort of a follow on to that, is there a certain level if you are seeing these sort of continue to tick up that at a certain point you would — you would maybe decide to scale back a little bit on what you mentioned in your press release about some of these exploratory wells?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

I’ll answer the second part of your question first, we are going to stick to our capital budget next year, and if service costs get to the point where it’s driving our capital budget higher, we will cut the projects out of the budget to make sure that we stay within our capital budget. Right now, I think we’re — we’re seeing a lull of sorts, at least in the off-shore rig market. And whether that’s a factor of people having blown through their budgets and taking a hiatus and will come back. Other people say it’s hurricane season and people have quit drilling through this part of the year and we have a softness. So right now we see a softness. Whether or not it will continue or not, I don’t know. But I think we have seen a flattening of the— of the price increases.

Neal Dingmann - Pritchard Capital - Analyst

Okay. Thanks.

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Let me just tack on to Phillip’s statement I think you have heard throughout our presentation, we are very committed to bringing our capital structure back to what we see as a more normalized, below 50% debt to cap. Because of that, we’re going to be very disciplined, not only in our capital spending, but also with the hedging program that we have put on, so you will definitely see debt coming down.

Neal Dingmann - Pritchard Capital - Analyst

Okay, guys. Thanks a lot. I look forward to the next few wells.

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Thank you.

Operator

[OPERATOR INSTRUCTIONS] Ron Mills , Johnson Rice & Company

Ron Mills - Johnson Rice & Company - Analyst

Good morning, guys.

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Good morning, Ron.

Ron Mills - Johnson Rice & Company - Analyst

Question, maybe for Phillip in terms that you — you talked about East Cam 276 that you’ve had some platform delays out there. So now you have a fourth quarter start-up rate there. What— where was that expected to come on line and in terms of what kind oil pact that delay had?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

Yes it’s — it’s really Eugene Island 277 that — had the two wells that were prior year successes, Ron. They were supposed to be up and running in the third quarter. Obviously as the storm took equipment out of play we finally got it. So we think we will be coming in at the very beginning of the fourth quarter, but certainly we should have seen full benefit in the third quarter, which — which we did not.

Ron Mills - Johnson Rice & Company - Analyst

Okay. And the I guess five other discoveries you talked about, the West Cam 176, West Cam three, on down, can — can you provide some sort of timing of — of when you think those are going to come on line?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

Certainly at the tail end of the third quarter and in the fourth quarter. The two Stone farm-outs that we have been successful on are both on platforms so I think we’ll see start-up late in the third quarter early fourth quarter and the other two involve Callon properties and I think they’re well advanced. So I don’t think we are really captive to the equipment market at this point. So early in the fourth quarter.

Ron Mills - Johnson Rice & Company - Analyst

Okay so for all five of those you should have most of that impact for the fourth quarter?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

I would think so.

Ron Mills - Johnson Rice & Company - Analyst

Okay. And on the high potential wells that you — that you walked through, can you — can you run down your working interest in those and what your pre-drill targets are?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

I usually- let T. J. handle the predrill targets.

T.J. Thom - ENERGY PARTNERS LTD - IR

Well again, on the high potential we normally speak of those as being plus 30 Bcfe equivalent. And I’ll turn it back over to Phillip to see if we settled on any difference in working interest.

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

Yes, Barracuda is about third interest on that one, Ron. [South Timbalier] 214. Tom, that’s 25% interest on that? Vermilion 72, we currently have 100%, but that clearly is attractive enough where we think we’ll end up with a promoted interest, it will be at 75%. And then the deep water well, we sit at 25% straight-up working interest and lakeside we sit at a 60% working interest, which is currently drilling, but I would say a 40% net revenue interest if you are looking at the success side of it.

Ron Mills - Johnson Rice & Company - Analyst

Well that’s the only way to look at it, right?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

I think so. Well, tell me how the well turns out and I’ll tell you how to look at it.

Ron Mills - Johnson Rice & Company - Analyst

Exactly. And then going to the —to the — to the de-leveraging situation, the $625 million capital budget on a combined basis in ‘07 is a marked decrease from — from what — you know, at least the first feel of a — of a EPL stand alone and a Stone stand alone are— are or were. Is— in that 625 is — is there still quite bit of wiggle room in that number or is that the number you have come up with to help meet your de-leveraging targets?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Ron, I think that’s a pretty good number. We feel we can get real efficient optimization out of that — that kind of number drilling the type of risk profile that we have been drilling. So we’re very comfortable with our targets in terms of reserve replacement, F&D costs, and given the currant environment in terms of the cost profile. We think that’s pretty much given the type of organization we are and the risk profile we think that’s a pretty optimum budget.

Ron Mills - Johnson Rice & Company - Analyst

All right. Thank you guys.

Operator

David Conney, Friedman, Billings, Ramsey.

David Khani - Friedman, Billings, Ramsey - Analyst

Hi, guys. Most of my questions have been answered — answered. Could you give us a sense of follow-up activity on red rock and Raton, the timing of it, and when you think you’ll have some results to talk about?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

Dave, really I think Noble will — will lead that — that effort. The delineation well we believe is going to be set to spud sometime in September or October. That’s the latest we’ve heard from Noble. And obviously that will have a direct impact on the future development plans, so I really don’t expect to have anything before the end of the year, maybe into next year.

David Khani - Friedman, Billings, Ramsey - Analyst

Is it — is it — is it possible that you — you could book some reserves this year, or you think more likely you are saying this is more of an ‘07 booking event if it’s successful?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

Dave, I think the way we have looked at it and had some conversation is certainly on the two successes to date it is possible to book reserves in this year.

David Khani - Friedman, Billings, Ramsey - Analyst

Okay. Okay. Great. All right. Great. Thanks, guys.

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Thank you, Dave.

T.J. Thom - ENERGY PARTNERS LTD - IR

Thanks, Dave.

Operator

Rene Weber Jefferies

Rick Weber - Jefferies - Analyst

Yes, good morning.

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Good morning.

Rick Weber - Jefferies - Analyst

Just wanted to talk a little bit about your interaction with Stone since you cleared Hart-Scott. I assume since July 25th you’ve been able possibly to — to get more information or maybe kind of work closer together with them. You talk about doing some hedging on a coordinated basis, maybe, where I guess you and them talk with each other about what you think makes the best sense and then you — I mean obviously the two Companies aren’t together as of yet, but you — it sounds like to some extent you acting as one today. Can you just talk a little bit about what you’ve learned as you have gotten better insight into the Company and then how that coordination is working on the hedging?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Sure. In terms of the hedging, we are certainly working with Stone management and have jointly devised a program in terms of the types of vehicles we would use, the amounts of volumes that we would hedge, and the periods that we would put that in. So, yes, we’re working very closely with Stone on that, and will continue to work closely with Stone in terms of — of hedging.

Rick Weber - Jefferies - Analyst

Is this on a perspective basis, or are you actually implementing hedges now with them?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

We are, kind of as we speak putting on hedges. We’ll continue to put on hedges throughout the remainder of the third quarter.

Rick Weber - Jefferies - Analyst

Okay. And then further as you have gotten to kind of, let’s say, know their asset base better since the approval of Hart-Scott —or maybe, am I correct that you have gotten to — maybe gotten to see little bit more of the Company and spent more time with them since you received the HSR?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Yes I’m not sure what — I’m looking at my lawyer here, but I’m not sure what Hart-Scott has to do in terms of the review process. We’ve been very actively involved with Stone in the integration process since we — we made the announcement. That process is going very smoothly. Our different teams have been in their offices pretty regularly since that time, most recently, you know, I think Phillip indicated that he and the exploration and exploitation team were over there looking at their top 10 fields and exploration, exploitation opportunities there. So, yes, we’re actively putting together with them a budget for execution in ‘07.

Rick Weber - Jefferies - Analyst

Thank you very much.

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Thank you.

T.J. Thom - ENERGY PARTNERS LTD - IR

Thank you.

Operator

Paul Choo, Steadfast Financial

Paul Choo - Steadfast Financial - Analyst

Hi, how are you guys doing?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Hi, Paul.

T.J. Thom - ENERGY PARTNERS LTD - IR

Hey, Paul.

Paul Choo - Steadfast Financial - Analyst

Just a few questions here. Could you tell me what your current production rate is actually?

Phillip Gobe - ENERGY PARTNERS LTD - President & COO

Rodney what is the current production rate?

Probably — let me see.

T.J. Thom - ENERGY PARTNERS LTD - Director of Investor Relations

Roughly 26,000 with some caveats to that with production as we mentioned in shut-in and or waiting to come on-line.

Paul Choo - Steadfast Financial - Analyst

Okay so right now it’s about 26,000 a day. Now, also based on your — just sort of a few questions on the debt reduction and hedging program here, what — sort of what your — of the 700 million that you expect to pay down between the closing and the end of 2008, what — what do you think the split would be between free cash flow and asset sales?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

The cash flow that we’re looking at is — is itself right around 700 million. Asset sales, I would look between 200 to 300.

Paul Choo - Steadfast Financial - Analyst

Wait, so — you would pay down — so that would be 900 to $1 billion of debt pay-down?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Possibly.

T.J. Thom - ENERGY PARTNERS LTD - IR

Possibly. As we mentioned we said we we would be up to 50%. So yes there is some room for us to be north of where we said.

Paul Choo - Steadfast Financial - Analyst

Okay so your 700 million of debt pay down would just be solely through cash flow and then asset sales would be 200 to 300 million above the 700 million? Is that right?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Yes, sir.

Paul Choo - Steadfast Financial - Analyst

Okay. I just wanted to circle back on the hedging portion. You said up to 80%. Is this 80% of like PDP? Or like 80% of your actual projected production? Because I know that historically you have been sort of reluctant maybe to hedge more than — ?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Yes – 80% of proved.

Paul Choo - Steadfast Financial - Analyst

More than a nominal amount of production, right?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

80% of proved.

Paul Choo - Steadfast Financial - Analyst

80% of proved production?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Right.

Paul Choo - Steadfast Financial - Analyst

Okay. And you said you — you’d — you would look to structure that sort of — I guess on a barbell structure through the years so you would sort of have less hedging through the hurricane season and then sort of more during?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Yes, it’s going to be — I not sure I’d use a barbell but it’s certainly going to be more hedged in — in the — in the first and second quarters. In terms of the third quarter, you’re going to see more put strategies employed so we don’t have the volumetric risk of delivery. But we have a — the financial cost associated with — with buying the puts, and then ramping up a little in the — in the fourth quarter.

Paul Choo - Steadfast Financial - Analyst

All right. That’s great. Thank you very much.

T.J. Thom - ENERGY PARTNERS LTD - Director of Investor Relations

Thanks, Paul.

Operator

Adam Leight, Credit Suisse

Adam Leight - Credit Suisse - Analyst

Hi, guys.

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Morning.

T.J. Thom - ENERGY PARTNERS LTD - IR

Morning.

Adam Leight - Credit Suisse - Analyst

Mostly taken care of, but on the asset sales, how much production in the ballpark do you think would be associated with that 200 to 300 million?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

Adam really too early for that. We are very mindful of still being accretive after we sell these — these properties, so I don’t see that there’s going to be any real gems in the package.

Adam Leight - Credit Suisse - Analyst

Okay. And then debt metrics, can you frame your leveraged targets in another way besides debt to cap such as debt to proved or something like that, or if you thought through it that way?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

We really haven’t worked it that hard. We’re — we’re still putting together lists of — of our properties. I think we’re pretty comfortable with — with our portfolio of assets and the ones that we will sell out of the EPL portfolio. We need get a little bit more familiar with the tail end of the Stone assets. All of our focus to date has been on the topside of the Stone portfolio as Philip said really concentrating on — on the go-forward plan, the 10 largest properties, and the opportunities associated with them. So this is — this is going to be an important project. We will probably announce within 30 days after close a — a disposition of assets identified by property.

T.J. Thom - ENERGY PARTNERS LTD - IR

Operator, we’ll take one more question.

Operator

[Simon Baulk, McCay]

Simon Baulk - McCay - Analyst

Hi guys. I’m wondering if you — I don’t know if I missed this or not, but do you know what the pro forma capital structure is going to look like particularly with regard to the outstanding Stone notes and the outstanding EPL notes?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

In terms— okay. Okay, can you be a little more — ?

T.J. Thom - ENERGY PARTNERS LTD - IR

Yes, a little more specific?

Simon Baulk - McCay - Analyst

I mean are those — are you planning to keep those outstanding or are you refinancing all, or are you refinancing some?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

In terms of the EPL notes we intend to keep those. In terms of the Stone notes, to the extent we can keep any, we’ll keep them. To the extent they are required to be man — mandatorily redeemed, they are being redeemed.

Simon Baulk - McCay - Analyst

Okay.

John Peper - ENERGY PARTNERS LTD - EVP, General Counsel

We are — we are expecting that those Stone notes will be refinanced.

Simon Baulk - McCay - Analyst

Okay.

T.J. Thom - ENERGY PARTNERS LTD - IR

And refer to page 113 of the S-4 for more detail on that.

Simon Baulk - McCay - Analyst

Great. Thank you.

Operator

Are there any closing remarks?

Rick Bachmann - ENERGY PARTNERS LTD - Chairman & CEO

We — we certainly appreciate everybody joining us. Hopefully you share in the enthusiasm that we have expressed about the Stone acquisition. I think it’s also important to note that the Company has done an extremely good job of keeping it’s production up quarter after quarter based on what we’ve seen, we are one of the few that have kept our — our production up. I think what you are seeing, however, is some — some cost pressure in terms of the Gulf of Mexico operations. But clearly, with — with volumes up, revenues are up, we just need to continue to concentrate on the cost side. But we’re very encouraged about the year we see and the results that we — we have in our pocket already. Thank you very much.

Operator

Ladies and gentlemen, we — this concludes today’s Energy Partners’ conference call. You may now disconnect.